# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOCEBO INC., CIK 0001829959
CUSIP: 25609L105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7
Date of event which requires filing of this statement: 07/17/2026
Amends the filing with accession number 0001643560-26-000006
Filed by CIK 0001643560
Persons authorized to receive notices and communications: Jason Chapnik, 261 Davenport Road, Suite 200, Toronto, Ontario Canada (A6), M5R 1K3, 416-477-3490

## Reporting persons
- Jason Chapnik (CIK 0001643560): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: subject company funds (SC), affiliate funds (AF); sole voting power 40,437; shared voting power 15,913,352; sole dispositive power 40,437; shared dispositive power 15,913,352; aggregate amount beneficially owned 15,953,788 (64% of the class)
- Intercap Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: bank loan (BK), working capital (WC); sole voting power 0; shared voting power 15,913,352; sole dispositive power 0; shared dispositive power 15,913,352; aggregate amount beneficially owned 15,913,352 (63.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: DOCEBO INC.
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 17, 2026 and amended on March 12, 2026 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:

On July 17, 2026, the Issuer announced that its board of directors has approved a substantial issuer bid (the "Offer") under which the Company will offer to repurchase for cancellation up to US$70,000,000 of its outstanding Common Shares at a price of US$20.40 per Common Share. Intercap has informed the Company that it intends to participate in the Offer in a manner consistent with maintaining at least its current level of ownership on a percent of outstanding Common Shares basis. However, Intercap's decision to participate in the Offer is subject to market conditions and other factors and Intercap reserves the right to change its intentions at any time. Intercap's percentage ownership interest in the Company may increase as a result of the Offer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon approximately 24,898,022 Common Shares outstanding as of July 17, 2026 as reported by the Issuer to the Reporting Persons. In addition, the percentage set forth in row 13 of Mr. Chapnik's beneficial ownership includes 40,437 Common Shares issuable upon conversion of his vested deferred share units of the Issuer, as calculated in accordance with Rule 13d-3(d)(1)(i).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Common Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except for 2,019 deferred share units of the Issuer granted to Mr. Chapnik on July 2, 2026 in lieu of his quarterly cash retainer for his role on the Board, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Jason Chapnik: /s/ Jason Chapnik, Jason Chapnik (07/20/2026)
- Intercap Inc.: /s/ Jason Chapnik, By Jason Chapnik, Chairman, Chief Executive Officer, President and Secretary (07/20/2026)